UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly Held Company

Brazilian Taxpayers’ Number (CNPJ): 06.948.969/0001-75

NIRE: 35.300.316.584

NOTICE TO SHAREHOLDERS

Linx S.A. (“Linx” or “Company”) (B3: LINX3 | NYSE: LINX), following the Notice to Shareholders released on November 25, 2020, informs its shareholders that, in relation to those shareholders of the Company who did not vote in favor of the resolutions contained in items (i) to (iii) of the agenda of the Extraordinary General Meeting of the Company held on November 17, 2020 (“EGM”), who abstained from voting the resolutions contained in items (i) to (iii) of the EGM's agenda or who did not attend the EGM, the term to express their intention to exercise its withdrawal right ended on December 28, 2020.

The Company was informed through its custody agents and the bookkeeping agent that no shareholder exercised the right to withdraw during the exercise period.

São Paulo, December 29, 2020.

LINX S.A.

Ramatis Rodrigues

Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer